PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, October 15, 2003

UPDATE ON THE DRILLING PROGRAM AT THE WESTWOOD PROJECT
AND CONFERENCE CALL ON THIRD QUARTER 2003 RESULTS

The deep drilling program on the Westwood project located approximately 2 kilometers east of the Doyon mine continues to generate positive results. The second wedge from main hole 1158-02 intersected the north corridor, which contains Zones 1 and 2 of the Doyon mine, and the Westwood horizon. The geological context is similar to that described in previous press releases.

The north corridor was intersected between a depth of 1,731 and 1,992 meters (1,500 to 1,600 meters vertical depth), approximately 140 meters to the east of the main hole. This corridor is characterized by intermediate and mafic volcanics, locally sericitized and mineralized with disseminated sulfides, and intersected by a few quartz veinlets. The second mineralized zone constitutes the Westwood horizon, which was intersected between a depth of 2,025 and 2,145 meters (1,720 meters vertical depth), approximately 210 meters below the main hole. This horizon is composed of multiple veinlets and bands of semi-massive pyrite, with locally associated chalcopyrite and sphalerite, all encased in a strongly altered dacitic unit.

The most significant results include:

North corridor
− 3.9 g Au/t, 8.9 g Ag/t and 0.20% Cu over 4.1 meters
− 12.1 g Au/t over 2.9 meters, including 111.5 g Au/t over 1.0 meter
− 36.1 g Au/t over 0.6 meter
− 2.5 g Au/t and 2.6 g Ag/t over 6.1 meters, including 6.5 g Au/t and 3.2 g Au/t over 0.6 meter

Westwood corridor
− 5.2 g Au/t and 2.4 g Ag/t over 7.5 meters, including 23.6 g Au/t and 5.2 g Ag/t over 0.8 meter

The detailed drilling results from this second wedge as well as the best results from the previous holes are attached to this press release. A longitudinal section detailing the Westwood project is also attached.

New Deep Hole and Exploration Drift

By the end of this month, the Company will initiate a new deep drillhole (2,600 meters) from the surface to test the lower extension of the current mineralization.

It is also expected that an exploration drift will be driven from level 14 of the Doyon mine towards the Westwood area. This exploration drift will make it possible to establish drilling bases as the drift progresses in order to explore the eastern sector of the Doyon mine.

Louis P. Gignac, President and Chief Executive Officer of Cambior, stated: "the results to date indicate the presence of mineralized zones at depth in a little explored area east of the Doyon mine. The type of alteration and mineralization of the Westwood horizon is typical of the semi-massive or massive sulfide deposits found at the Bousquet and LaRonde mines. The results to date encourage us to continue our efforts with a third wedge from the main hole. We expect to obtain assay results towards the end of the fourth quarter of this year."

Quality Control

Follow up on the drilling program was carried out by Cambior employees, under the supervision of Ms. Marie-France Bugnon, Geologist, M.Sc. Manager, Exploration–Canada. Ms. Bugnon is a qualified person (as defined by National Instrument 43-101) employed by Cambior for more than 7 years and with more than 24 years of experience in exploration.

The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine Boulé, Québec. The samples were assayed by fire-assay followed by atomic absorption or gravimetry, according to industry standards. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were duplicated by the laboratory and verified by a second independent laboratory, Intertek Testing Services of Val d'Or, and corroborated the results.

The map mentioned in the text is attached to this press release. If you did not receive it, you can download the map with this press release from the Cambior website, www.cambior.com, or you can contact us at the number indicated at the end of this release.

Conference Call for the Third Quarter 2003 Results

Cambior will host a call conference on October 23, 2003 at 1:30 p.m., local time, to discuss its third quarter 2003 financial results, which will be released Wednesday, October 22, after the close of markets.

Financial analysts are invited to participate in the call by dialing 1-800-346-5998 in North America. Outside of North America, please dial (416) 641-6656. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or through CCNMatthews at www.ccnmatthews.com/cambior.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21162187. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrant trades on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, statements concerning the current drilling program, the continuing development plan and the type of mineralization present. Forward-looking statements involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, but without limitation, those set forth in Cambior's 2002 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

- 30 -

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel: (450) 677-2699
Fax: (450) 677- 3382
E-mail: info@cambior.com

Internet: www.cambior.com
PR-2003-37

APPENDIX 1 - RESULTS OF THE 2002-03 DRILLING PROGRAM–WESTWOOD PROJECT

Hole No.	Interval From – To (meters)	Intersected Length (m)	True thickness	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
	New results						
1158B-03	Hole begins at 1,613.5 m						
	1,741.9 – 1,750.0	**8.1**	**4.1**	**3.9**	**8.9**	0.20	
	Including						
	1,746.0 – 1,750.0	4.0	2.0	5.7	16.1	0.27	
	1,793.5 – 1,794.0	0.5	0.3	1.6	2.3		
	1,817.5 – 1,818.8	1.3	0.7	1.8			
	1,820.5 – 1,821.5	1.0	0.6	0.2		0.23	
	1,835.0 – 1,838.0	3.0	1.7	1.3			
	1,852.0 – 1,853.0	1.0	0.6	2.5	1.6		
	1,854.0 – 1,855.0	1.0	0.6	1.6	2.2		
	1,857.0 – 1,858.5	1.5	0.9	2.1			
	1,861.0 – 1,862.5	1.5	0.9	2.3			
	1,874.5 – 1,879.0	4.5	2.9	12.1			
	(cut at 34 g/t)						
	Including						
	1,877.5 – 1,879.0	1.5	1.0	111.5			
	1,880.0 – 1,882.5	2.5	1.6	2.4			
	1,885.0 – 1,886.0	**1.0**	**0.6**	**36.1**	1.7		
	1,887.0 – 1,896.5	**9.5**	**6.0**	2.1			
1158C-03	Hole begins at 1,880 m						
	1,881.0 – 1,884.0	3.0	1.7	1.2	1.8		
	1,885.0 – 1,896.0	**11.0**	**6.1**	**2.5**	**2.6**		
	Including						
	1,889.5 – 1,890.5	**1.0**	**0.6**	**6.5**	**3.2**	0.10	
	1,930.5 – 1,936.0	5.5	3.0	2.2	3.6		
	1,946.0 – 1,951.5	5.5	3.0	1.9	2.7		
	1,979.4 – 1,982.3	2.9	1.6	3.6	2.7		
	2,020.5 – 2,022.0	1.5	0.8	2.0	14.3		0.36
	2,029.5 – 2,032.5	3.0	1.7	1.0	3.7		
	2,034.0 – 2,035.5	1.5	0.8	1.2	3.4		
	2,053.5 – 2,067.0	**13.5**	**7.5**	**5.2**	**2.4**		
	Including						
	2,065.5 – 2,067.0	**1.5**	**0.8**	**23.6**	**5.2**		
	2,068.5 – 2,076.0	7.5	4.1	1.4	2.5		
	2,082.0 – 2,083.1	1.1	0.6	1.6	4.4	0.10	
	2,087.0 – 2,089.0	2.0	1.1	1.0	2.1		
	2,100.0 – 2,114.0	14.0	7.8	1.3	3.4		
	2,139.9 – 2,142.0	2.1	1.2	1.3	10.9	0.27	
	Hole ends at 2,205 m						

Notes: Hole 1158B-03 ended at 1,897 meters following a technical breakdown and was continued by hole 1158C-03
Only results greater than 1 g Au/t have been reported

APPENDIX II - RESULTS FOR PREVIOUS DRILL HOLES ON THE WESTWOOD PROJECT

Hole No.	Interval From – To (meters)	Intersected Length [1] (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
	Previous results					
1158A-03	**1,791.5 – 1,796.5**	**5.0**	**34.3**	25.3	**0.24**	
			(ou 14.8 if cut at 34 g)			
	Incl. 1,791.5 – 1,792.8	1.3	50.0	75	0.64	
	and 1,794.5 – 1,795.0	0.5	180.9	48	0.53	
	1,799.5 – 1,812.65	13.15	1.7	3.0		
	1,826.9 – 1,829.25	**2.35**	**9.4**	**11.1**	**0.61**	
	1,840.0 – 1,840.5	0.5	1.4	2.0		
	1,841.75 – 1,842.5	0.75	7.5	5.6	0.39	
	1,848.0 – 1,849.5	1.5	3.5			
	1,866.0 – 1,867.5	1.5	1.2	2.8		
	1,899.0 – 1,905.5	**6.5**	**8.1**	**4.5**	**0.17**	
	Incl. 1,903.5 – 1,905.5	2.0	20.2	8.5	0.35	
	1,945.5 – 1,946.1	0.6	2.2	14.7		0.48
	1,961.5 – 1,963.5	2.0	0.15	3.5		1.80
1158-02	**1,697.4 – 1,698.0**	**0.6**	**39.3**	**12.6**	0.07	
	1,719.0 – 1,722.5	**3.5**	**11.8**	**5.8**	**0.24**	**0.06**
	Incl. 1,719.0 – 1,720.0	1.0	36.3	11.8	0.23	
	and 1,721.5 – 1,722.5	1.0	4.4	5.3	0.31	0.19
	1,753.8 –1,754.5	0.7	11.0	2.4	0.13	
	1,877.5 – 1,887.0	9.5	4.2	6.2	0.14	
	Incl. 1,883.0 – 1,887.0	4.0	6.0	9.5	0.09	
	1,894.0 – 1,909.25	15.25	3.4	6.2	0.38	
	Incl. 1,904.0 – 1,909.25	5.25	5.5	9.8	0.58	
	and 1,906.0 – 1,906.6	0.6	16.3	19.6	0.36	
1017-90	1,268.5 – 1,273.5	5.0	4.1	6.7	0.07	0.04
	1,393.0 – 1,398.5	5.5	5.7	2.3	0.20	

 (1) Drilling intersected the zones at steep angles, representing nearly true thicknesses.
Note: Only results greater than 1 g Au/t have been reported



W — Doyon Mine

Westwood Zones — **E**

5000 m

Main Pit

Zone 2

Zone 1

Level 8

Level 8

Open in all directions

Excellent potential to increase
with additional drilling

"J" Zones Sector

Level 14

Planned Exploration Drift
2004-2005

Zone J (J20+J40+J125)
Inferred Resources - Diluted
(preliminary estimation)
356,000 tonnes @ 7.5 g Au/t

Warrenmac Lens

Bousquet Fault

Diabase Dyke

4500 m

Doyon Property Limit

1017-90

4.1g Au/t / 5.0 m

5.7g Au/t / 5.5 m

4000 m

Exploration Potential

Current Target

11.8 g Au/t / 3.5 m

1158-02

1158A-03

3500 m

Exploration Potential

1158B-03

34.3 g Au/t / 5.0 m
9.4 g Au/t / 2.4 m

6.0 g Au/t / 4.0 m
5.5 g Au/t / 5.2 m

8.1 g Au/t / 6.5 m

1158C-03

3.9 g Au/t / 4.1 m
12.1 g Au/t / 2.9 m
36.1 g Au/t / 0.6 m

5.2 g Au/t / 7.5 m

3000 m

★ Planned Drilling Program 2003

⊙ North Corridor (Zones 1 & 2)

● Westwood Horizon

3000E   3500E   4000E   4500E   5000E   5500E   6000E

Doyon Mine - Westwood Project
Detailed Longitudinal Section

0   250m

◆ New Deep Hole
From Surface